UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **November 23, 2009 (November 22, 2009)**

FINANCIAL FEDERAL CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	**001-14237**	**88-0244792**
(State of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

730 Third Avenue, New York, New York 10017
(Address of principal executive offices) (Zip Code)

(212) 599-8000
(Registrant's telephone number, including area code)

733 Third Avenue, New York, New York 10017
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

On November 23, 2009, People's United Financial, Inc. ("People's United") and Financial Federal Corporation ("Financial Federal") issued a joint press release announcing the execution of the Agreement and Plan of Merger, dated as of November 22, 2009, by and between People's United and Financial Federal.

A copy of this joint press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

The following exhibits are filed herewith:

99.1   Joint Press Release, dated November 23, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FINANCIAL FEDERAL CORPORATION
(Registrant)

By: /s/ Steven F. Groth
      Senior Vice President and Chief
      Financial Officer (Principal Financial
      Officer)

November 23, 2009
(Date)

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Joint Press Release, dated November 23, 2009